UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              GOLDEN TELECOM, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    38122G107
                                 --------------
                                 (CUSIP Number)

                             Vladimir Lechtman, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                           Robert S. Strauss Building
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000
                  ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 2001
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 22 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 2 of 22 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ALFA TELECOM LIMITED

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  British Virgin Islands

         Number of            7          Sole Voting Power
           Shares                              10,731,707*
        Beneficially          8         Shared Voting Power
          Owned By                                 0
            Each              9         Sole Dispositive Power
         Reporting                             10,731,707*
           Person             10        Shared Dispositive Power
            With                                    0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13       Percent of Class Represented By Amount in Row (11)

                                    48.02%*

14       Type of Reporting Person (See Instructions)

                                    OO; HC

*        See Item 5 hereof and Item 6 of the Initial Statement.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 3 of 22 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ALFA FINANCE HOLDINGS S.A.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Luxembourg

         Number of            7          Sole Voting Power
           Shares                              10,731,707*
        Beneficially          8         Shared Voting Power
          Owned By                                0
            Each              9         Sole Dispositive Power
         Reporting                             10,731,707*
           Person             10        Shared Dispositive Power
            With                                  0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13       Percent of Class Represented By Amount in Row (11)

                                    48.02%*

14       Type of Reporting Person (See Instructions)

                                    OO; HC


*        See Item 5 hereof and Item 6 of the Initial Statement.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 4 of 22 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CTF HOLDINGS LIMITED

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Gibraltar

         Number of            7          Sole Voting Power
           Shares                              10,731,707*
        Beneficially          8         Shared Voting Power
          Owned By                                0
            Each              9         Sole Dispositive Power
         Reporting                             10,731,707*
           Person             10        Shared Dispositive Power
            With                                  0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13       Percent of Class Represented By Amount in Row (11)

                                    48.02%*

14       Type of Reporting Person (See Instructions)

                                    OO; HC


*        See Item 5 hereof and Item 6 of the Initial Statement.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 5 of 22 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CROWN FINANCE FOUNDATION

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Liechtenstein

         Number of            7          Sole Voting Power
           Shares                              10,731,707*
        Beneficially          8         Shared Voting Power
          Owned By                                0
            Each              9         Sole Dispositive Power
         Reporting                             10,731,707*
           Person             10        Shared Dispositive Power
            With                                  0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13       Percent of Class Represented By Amount in Row (11)

                                    48.02%*

14       Type of Reporting Person (See Instructions)

                                    OO


*        See Item 5 hereof and Item 6 of the Initial Statement.

                                                              Page 6 of 22 Pages

          This Amendment No. 2 on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Shares"), of Golden Telecom, Inc. (the "Issuer"). This Amendment No 2 supplementally amends the initial statement on
Schedule 13D, dated May 21, 2001, and Amendment No. 1 thereto, dated July 20, 2001 (together, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report that Alfa Telecom entered into a Pledge Agreement (as described in Item 6 hereof), whereby Alfa Telecom agreed, among other things, to pledge certain of its Shares to secure the obligations of certain of its affiliates under certain loan agreements. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          (i) Alfa Telecom Limited ("Alfa Telecom");

          (ii) Alfa Finance Holdings S.A. ("Alfa Finance");

          (iii) CTF Holdings Limited ("CTF Holdings"); and

          (iv) Crown Finance Foundation ("Crown Finance").

          This Statement relates to the Shares held for the account of Alfa Telecom. Current information concerning the identity and background of the directors and officers of the Reporting Persons is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Item 5.   Interest in Securities of the Issuer.

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

          (a)  (i) Each of the  Reporting  Persons may be deemed the  beneficial
owner  of  the   10,731,707   Shares  held  for  the  account  of  Alfa  Telecom
(approximately 48.02% of the total number of Shares outstanding).

               (ii) GTS Europe Holdings, CIG, Cavendish, First NIS Regional Fund (each of the foregoing as defined in Item 6 of the Initial Statement), the Issuer and Alfa Telecom have entered into a Shareholders Agreement as described in Item 6 of the Initial Statement. Reference is made to such statements on
Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of GTS Europe Holdings, CIG, Cavendish, First NIS Regional Fund for information regarding such entities, their respective beneficial ownership of Shares and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons' knowledge, as of September 13, 2001, each of GTS Europe Holdings, CIG, Cavendish and First NIS Regional Fund, respectively, may be deemed to beneficially own the following numbers of Shares: GTS Europe Holdings - 2,861,206 (12.80% of the Issuer); CIG - 2,166,405 (9.69% of the Issuer); Cavendish - 1,228,663 (5.50% of the Issuer) and First NIS Regional Fund - 723,871 (3.24% of the Issuer). To the best of the
Reporting Persons' knowledge, as of September 13, 2001, GTS Europe Holdings, CIG, Cavendish, First NIS Regional Fund and Alfa Telecom, in the aggregate but not individually, may be deemed to beneficially own 17,711,852 Shares (79.25% of the Issuer). The filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is

                                                              Page 7 of 22 Pages

the beneficial owner of any Shares held by GTS Europe Holdings, CIG, Cavendish or First NIS Regional Fund.

          (b) Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the 10,731,707 Shares held for the account of Alfa Telecom. Under the terms of the Shareholders Agreement, Alfa Telecom has agreed to take such actions as are necessary from time to time to maintain the composition of the Board of Directors of the Issuer in accordance with the terms of Section 3 of the Shareholders Agreement. As noted above, the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any Shares held by GTS Europe Holdings, CIG, Cavendish or First NIS Regional Fund.

          (c) Except as described in Item 6 below, there have been no transactions effected with respect to the Shares since July 20, 2001 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

          (d) The shareholder of Alfa Telecom has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Alfa Telecom in accordance with its ownership interest in Alfa Telecom.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          This Item 6 is supplementally amended as follows:

          OAO Alfa Bank, an open joint stock company organized under the laws of the Russian Federation ("Alfa Bank"), has entered, and intends in the future to enter, into loan agreements (the "Loans") with certain affiliates of Alfa Telecom (the "Affiliates"). In connection with the Loans, Alfa Telecom entered into a Pledge Agreement, dated as of September 12, 2001 (the "Pledge Agreement"), with Alfa Bank pursuant to which Alfa Telecom pledged 10,450,987 Shares to secure the obligations of the Affiliates under the Loans and any future debt arising between Alfa Bank and any of the Affiliates. A copy of the Pledge Agreement is attached as Exhibit K and is incorporated herein by reference.

          From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions and may purchase securities for the purpose of closing out short positions in such securities.

          The forgoing description of the Pledge Agreement does not purport to be complete and is qualified in its entirety by the terms of the Pledge Agreement, which are incorporated herein by reference.

          Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                              Page 8 of 22 Pages

Item 7.   Material to be Filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 22 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     September 13, 2001             ALFA TELECOM LIMITED


                                         By:   /s/ Pavel Nazarian
                                               -----------------------------
                                               Pavel Nazarian
                                               Director


Date:     September 13, 2001             ALFA FINANCE HOLDINGS S.A.


                                         By:   /s/ Aleksandr Tolchinsky
                                               -----------------------------
                                               Aleksandr Tolchinsky
                                               Director


Date:     September 13, 2001             CTF HOLDINGS LIMITED

                                         By:  /s/ Franz Wolf
                                              ------------------------------
                                              Franz Wolf
                                              Director


Date:     September 13, 2001             CROWN FINANCE FOUNDATION


                                         By:  /s/ Franz Wolf
                                              ------------------------------
                                              Franz Wolf
                                              Attorney-in-Fact

                                                                                                     Page 10 of 22 Pages

                                                         ANNEX A

                                     Directors and Officers of Alfa Telecom Limited

Name/Title/Citizenship                     Principal Occupation                     Business Address
----------------------                     --------------------                     ----------------

    Pavel Nazarian                         Director, Administrative and Financial   Suite 1, 4 Irish Place,
    Director                               Manager  of Alfa Bank Holdings Limited   Gibraltar
    (Russia)

    Joseph Moss                            Administrative Director of Crown         Suite 3, 4 Irish Place,
    Director                               Resources AG                             Gibraltar
    (United Kingdom)

                                  Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship                     Principal Occupation                     Business Address
----------------------                     --------------------                     ----------------

    Peter Aven                             President of OJSC Alfa Bank              11 Mashy Poryvaevoy Street,
    Director                                                                        107078 Moscow, Russia
    (Russia)

    Mikhail Fridman                        Chairman of the Board of Directors of    11 Mashy Poryvaevoy Street,
    Director                               OJSC Alfa Bank                           107078 Moscow, Russia
    (Russia)

    David Gould                            Deputy Director of Corporate             9 Karmanitskiy Per.,
    Director                               Development, Finance and Control for     121002 Moscow, Russia
    (United States)                        CTF Holdings Limited

    Alexander Knaster                      Chief Executive Officer of OJSC Alfa     11 Mashy Poryvaevoy Street,
    Director                               Bank                                     107078 Moscow, Russia
    (United States)

    Andrey Kosogov                         First Deputy Chairman of the Executive   11 Mashy Poryvaevoy Street,
    Director                               Board of Directors of  OJSC Alfa Bank    107078 Moscow, Russia
    (Russia)

    Alexey Kuzmichev                       Chairman of the Board of Directors of    21 Novy Arbat Street,
    Director                               Crown Resources AG                       121019 Moscow, Russia
    (Russia)

    Aleksandr Tolchinsky                   Head of the Corporate Finance            12 Acad. Sakharov Prospect, 107078
    Director                               Department of OJSC Alfa Bank             Moscow, Russia
    (United States)

                                     Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship                     Principal Occupation                     Business Address
----------------------                     --------------------                     ----------------

    Adrian Collister                       Director and Chartered Accountant,       ESC International -
    Director                               ESC, International                       Gibraltar Office -
    (United Kingdom)                                                                P.O. Box 398, Ground Floor,
                                                                                    Neptune House, Marina Bay,
                                                                                    Gibraltar

                                                                                                     Page 11 of 22 Pages

    Alla Koudriavtseva                     Finance Director of CTF Holdings         Suite 2, 4 Irish Place,
    Director                               Limited                                  Gibraltar
    (Russia)

    Franz Wolf                             Administrative Director of CTF           Suite 2, 4 Irish Place,
    Director                               Holdings Limited                         Gibraltar
    (Germany)

                                   Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship                     Principal Occupation                     Business Address
----------------------                     --------------------                     ----------------

    Christian Rosenow                      Financial Advisor                        Claridenstrasse 25 CH-8002
    Director                                                                        Zurich, Switzerland
    (Switzerland)

    Dr. Norbert Seeger                     Attorney, Law Office of Dr. Norbert      Am Schragen Weg 14,
    Director                               Seeger                                   P.O. Box 1618, FL-9490 Vaduz,
    (Liechtenstein)                                                                 Liechtenstein

    Dr. Christian Zangerle                 Attorney, Law Office of Dr. Norbert      Am Schragen Weg 14,
    Director                               Seeger                                   P.O. Box 1618, FL-9490 Vaduz,
    (Austria)                                                                       Liechtenstein

                               Directors of the Supervisory Board of Alfa Group Consortium

Name/Title/Citizenship                     Principal Occupation                     Business Address
----------------------                     --------------------                     ----------------

    Peter Aven                             President of OJSC Alfa Bank              11 Mashy Poryvaevoy Street,
    Director                                                                        107078 Moscow, Russia
    (Russia)

    Alexander Fain                         Chief Executive Officer of               21 Novy Arbat Street,
    Director                               LLC Alfa Eco                             121019 Moscow, Russia
    (Russia)

    Gleb Fetisov                           President of LLC Alfa Eco                21 Novy Arbat Street,
    Director                                                                        121019 Moscow, Russia
    (Russia)

    Mikhail Fridman                        Chairman of the Board of Directors of    11 Mashy Poryvaevoy Street,
    Director                               OJSC Alfa Bank                           107078 Moscow, Russia
    (Russia)

    Michail Gamzin                         Member of the Board of Directors of      133 Krasnaya Street
    Director                               OJSC Kubansakhar                         350020 Krasnodar, Russia
    (Russia)

    German Khan                            Member of the Board  of Directors of     18/2, Schipok Street,
    Director                               OJSC Tyumen Oil Company                  113097 Moscow, Russia
    (Russia)


                                                                                                     Page 12 of 22 Pages

    Boris Kiperman                         Chief Executive Officer of               10/4 Krasnopresnenskaya
    Director                               JSC Alfa Estate                          Naberezhnaya,
    (Russia)                                                                        123100 Moscow, Russia

    Alexander Kosiyanenko                  Chief Executive Officer of               7/2 Novatorov Street,
    Director                               JSC Perekrestok                          117421 Moscow, Russia
    (Russia)

    Alexey Kuzmichev                       Chairman of the Board of Directors of    21 Novy Arbat Street,
    Director                               Crown Resources AG                       121019 Moscow, Russia
    (Russia)

    Nigel Robinson                         Director of Corporate Development,       9 Karmanitskiy Per.,
    Director                               Finance and Control for CTF Holdings     121002 Moscow, Russia
    (United Kingdom)                       Limited

    Leonard Vid                            Chairman of the Executive Board of       11 Mashy Poryvaevoy Street,
    Director                               Directors of OJSC Alfa Bank              107078 Moscow, Russia
    (Russia)


          To the best of the Reporting Persons' knowledge:

          (a) With the exceptions of 1,000 Shares held for the account of Aleksandr Tolchinsky and 20,000 Shares and options to purchase an additional 10,000 Shares held for the account of Alexander Knaster, none of the above persons hold any Shares.  The exercisability of the options held for the account of Alexander Knaster is subject to final determination by the Board of Directors of Golden Telecom, Inc.

          (b) None of the above persons has any contracts,  arrangements,  understandings or relationships  with respect to the Shares.

                                                             Page 13 of 22 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

J.        Power of Attorney, dated as of July 27, 2001, granted by Dr.
          Norbert Seeger and Dr. Christian  Zangerle in favor of Franz
          Wolf........................................................    14

K.        Pledge  Agreement,  dated as of September 12, 2001,  made by
          Alfa Telecom Limited to OAO Alfa Bank.......................    15